UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of February 2005

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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               This Report includes the following documents:

1. A press release from Pearson plc announcing US Dept of Education Contract


8 February 2005

                PEARSON AWARDED FEDERAL STUDENT AID CONTRACT BY
                          U.S. DEPARTMENT OF EDUCATION

The U.S. Department of Education's Federal Student Aid (FSA) office today announced the award of a contract to Pearson Government Solutions which combines providing information to college students about financial aid, processing aid applications and disbursing grants and loans. The one-year contract is valued at $80 million and has nine one-year options, so that the total value over the life of the contract could approach $800 million.

FSA provides more than $69 billion in postsecondary financial aid to more than 10 million students every year, including more than $51 billion in new student loans and more than $11 billion in Pell Grants. FSA directly manages or oversees approximately $357 billion in outstanding student and parent loans for more than 25 million borrowers.

Pearson Government Solutions will design, build, and operate a new system that brings together services currently delivered through four separate contracts. The new program will integrate the front end of the student financial aid process and manage it in a more streamlined and cost-effective manner. In addition, it will improve customer service by simplifying and integrating service delivery to students, their parents, and student aid delivery partners.

"As a performance-based organization, FSA is committed to improving its customer service and achieving real results," said FSA Chief Operating Officer Terri Shaw. "We are excited to better serve students, parents, and schools through an integrated, cost-effective application, origination, and disbursement solution."

"FSA and Pearson share the goal of providing opportunities for people to enrich their lives through education," said Marjorie Scardino, chief executive of Pearson. "We are proud to play a part in helping the Department of Education put America's students through college, and we look forward to continuing our partnership for years to come."

Pearson Government Solutions currently provides FSA with financial aid application processing systems. Services moving into the new Front End Business Integration contract include:

   - Customer interaction services providing responses to millions of student inquiries regarding financial aid;

   - Eligibility determination services processing over 18 million applications a year, calculating financial aid eligibility, and notifying students and educational institutions of the results.

Nearly 80 percent of all federal aid applicants submit a FAFSA (Free Application for Federal Student Aid) via FAFSA on the Web (www.fafsa.ed.gov). The 2003 American Customer Satisfaction Survey Index rated this service comparable to UPS, Amazon.com, and Mercedes. More than 5,000 educational institutions and financial aid servicers use EDExpress software to manage financial aid applications and payment information.

In addition to these services, Pearson will also integrate Direct Loan and Pell Grant origination and disbursement functionality into the new system. Approximately 5,500 institutions of higher education participating in the Pell Grant and Direct Loan programs will use this system to originate and disburse aid for more than 5 million recipients, totaling approximately $20 billion in federal assistance each year.

To integrate and improve these services, Pearson Government Solutions has partnered with several key subcontractors, including Electronic Data Systems
(EDS), IBM, ORC Macro, Bearing Point, Tier 1, and Applied Engineering Management
(AEM).

Pearson Government Solutions has worked with FSA to provide student financial aid services for more than 20 years. Over that period, the volume of applicants has increased from 6 million in 1984 to 13 million in 2004. Since the introduction of web-based services in 1997, accuracy levels have climbed to nearly 100 percent.

"Pearson Government Solutions has designed the best solution for financial aid services using our understanding of FSA's needs and challenges, and our commitment to being the premier provider of integrated service solutions for critical government programs," said Pearson Government Solutions President and CEO Mac Curtis.

For more information: Luke Swanson/ Charlotte Elston +44 (0) 207 010 2310


About Pearson Government Solutions

With nearly 5,000 employees worldwide, Pearson Government Solutions, based in Arlington, Va., serves customers in the U.S. federal, state and local, and international government; higher education institutions and student financial aid entities; and the worldwide telecommunications industry. The company designs, builds, and operates solutions that optimize public sector entities' performance in delivering information, benefits, and services to their constituents. Clients include the Federal Communications Commission; the U.S. Departments of Defense, Education, Health and Human Services, Homeland Security, Justice, Labor, and Veterans Affairs; the Equal Employment Opportunity Commission, and the U.S. Office of Personnel Management.
Pearson Government Solutions is a business of Pearson (LSE: PSON; NYSE: PSO), the international media company. Pearson's primary operations include Pearson Education, the world's largest education company, the Financial Times Group, and the Penguin Group.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 08 February 2005

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary